Kara L. MacCullough
305 789 7548
kara.maccullough@hklaw.com

January 31, 2008

Ms. Kathleen Krebs

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SBA Communications Corporation
Definitive Schedule 14A
Filed April 17, 2007
File No. 0-30110

Dear Ms. Krebs:

On behalf of SBA Communications Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated January 17, 2008, regarding the Company’s Definitive Schedule 14A (the “Proxy Statement”). Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Compensation Discussion and Analysis, page 14

Compensation Setting Process, Page 14

1.	We have considered your response to comment three in our letter dated August 21, 2007. If you engage in benchmarking of compensation, as it appears you do for base salaries, you should identify all the companies that the compensation committee considered for benchmarking purposes. If you are unable to identify the companies, please disclose this fact and explain why.

As part of the process of determining base salaries for the 2006 fiscal year, in Spring 2006 the Compensation Committee reviewed compensation levels at selected peer companies in the tower and wireless telecommunications industries (the “Compensation Peer Group”) and in the survey group provided to the Compensation Committee by Mercer Human Resource Consulting (the “Mercer Survey Group”). The compensation information of the Mercer Survey Group was composite data prepared by Mercer based upon a survey of companies in the

Ms. Kathleen Krebs

January 31, 2008

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telecommunications industry of similar revenue size as the Company. As we stated in our October 12, 2007 response letter, the Compensation Committee was not provided the names of the companies in the Mercer Survey Group nor individualized compensation information at the time that it made its compensation decisions. As part of the process of determining base salaries for the 2007 fiscal year, in Spring 2007 the Compensation Committee again reviewed compensation levels at the Compensation Peer Group and in the Mercer Survey Group. The names of the peer companies in the Compensation Peer Group were provided on page 15 in the Proxy Statement. The Compensation Committee again was not provided the names of the companies in the Mercer Survey Group nor individualized compensation information at the time that it made its compensation decisions.

In discussing the Compensation Committee’s 2007 compensation decisions in our 2008 proxy statement we will disclose the names of the companies in the Compensation Peer Group. In addition, we will clarify that the Compensation Committee reviewed composite information contained in a survey group prepared by Mercer, a description of the types of companies in the survey as provided to the Compensation Committee by Mercer and clarification that the Compensation Committee was not provided the names of the companies in the Mercer Survey Group nor individualized compensation information at the time that it made its compensation decisions.

For the 2008 compensation process, the Compensation Committee engaged Frederic W. Cook & Co. Inc. rather than Mercer to provide benchmarking data and Cook provided the Compensation Committee the names of each company used in such benchmarking. In discussing the Compensation Committee’s 2008 compensation decisions in future filings we will provide the names of those companies used in the benchmarking process. In all future filings, to the extent that the Compensation Committee benchmarks any component of executive compensation, we will provide the names of those companies used in the benchmarking process.

Executive Compensation Components and Practices, page 16

Cash Bonuses, page 16

2.	We have considered your responses to comments five and eight in our letter dated August 21, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target for the last fiscal year would cause you competitive harm.

We acknowledge the Staff’s comments. In future filings we will provide the performance measures the Compensation Committee established for determining cash bonuses in the last fiscal year as well as the performance targets and threshold levels that must be reached for payment to each officer, except with respect to those performance measures where we believe that disclosure of the targets or threshold levels would result in competitive harm. With respect to the 2007 compensation earned by our named executive officers, we will disclose the targets and threshold levels for the following performance measures: (1) new towers built, (2) acquisitions, (3) services margin, (4) Adjusted EBITDA and (5) Company lease-up rates to the extent that they are non-pricing related. However, as mentioned in the Company’s response to

Ms. Kathleen Krebs

January 31, 2008

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comment 8 in our October 21, 2007 response letter, the Company believes that disclosure of the targets and threshold levels for the leasing performance measures that are related to pricing, which are included in Mr. Silberstein’s bonus formula, would result in competitive harm to the Company. We have provided the Company’s comprehensive analysis as to why disclosure of these targets and threshold levels for the last fiscal year would cause the Company competitive harm in Annex A to this letter.

3.	We have considered your response to comment seven in our letter dated August 21, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target for the current fiscal year would cause you competitive harm.

We acknowledge the Staff’s comments. The Company does not believe that disclosure of the performance targets and threshold levels established in the current year for payment of bonuses is material to a fair understanding of the compensation paid to its named executive officers for the prior fiscal year. Consequently, pursuant to Instruction 2 to Item 402(b) the Company does not believe that it is required to include such information in its Compensation Discussion & Analysis in future filings. However, if in the future the Company determines that information regarding the performance targets and threshold levels established in the current year for payment of bonuses is material to a fair understanding of the compensation paid to its named executive officers for the prior fiscal year, we will include such information in our future filings.

4.	We have considered your responses to comment six in our letter dated August 21, 2007. We continue to believe that you should disclose, for each named executive officer, how much weight you afford to achievement of company performance goals versus individual performance goals in determining performance-based compensation awards. To the extent that specific weights are given to specific performance measures, please also disclose that information for each named executive officer. Please confirm that you will provide such disclosure in future filings regarding executive compensation for the last fiscal year.

We acknowledge the Staff’s comments. In future filings we will disclose for each named executive officer, how much weight the Compensation Committee afforded to the achievement of company performance goals versus individual performance goals in determining performance-based compensation awards and, to the extent that specific weights are given to specific performance measures, we will disclose that information for each named executive officer.

Ms. Kathleen Krebs

January 31, 2008

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Executive Compensation, page 23

2006 Grants of Plan-Based Awards Table, page 24

5.	We have considered your responses to comment 11 in our letter dated August 21, 2007. It appears that the amount of annual cash bonus that is tied directly to the achievement of consolidated financial and strategic performance goals may be non-equity incentive plan compensation that you should report in the non-equity incentive plan compensation column in the summary compensation table when earned and in the grants of plan-based awards table when awarded.

We acknowledge the Staff’s comments. In future filings we will include the portion of annual cash bonus that was tied directly to the achievement of consolidated financial and strategic performance goals in the non-equity incentive plan compensation column in the summary compensation table when earned and in the grants of plan-based awards table when awarded.

If you have any questions regarding the above, please contact Kara L. MacCullough at (305) 789-7548.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Kara L. MacCullough
Kara L. MacCullough

Cc	Jeffrey A. Stoops
Thomas P. Hunt